

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 11, 2007

Mr. Frank A. Cassou
Chief Legal Counsel
Nextwave Wireless Inc.
12670 High Bluff Drive
San Diego, California

Re: **Nextwave Wireless Inc.
Registration Statement on Form S-3/A
File No. 333-144974
Filed October 1, 2007**

Dear Mr. Cassou:

We have reviewed your registration statement, as amended, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment one in our letter dated August 28, 2007; however, we continue to believe that your offering is an indirect primary offering,

as opposed to a secondary one. We note, for example, the relatively small number of selling shareholders, that each selling shareholder is an investment fund, and that one selling shareholder, Avenue Capital Group, will account for nearly 40% of the shares being offered pursuant to this registration statement, and that this same selling shareholder's beneficial ownership represents 13.1% of your outstanding common shares. We note, too, that the shares being registered represent 60% of your public float. In light of these facts, please revise your prospectus cover page to identify the selling shareholders as underwriters.   In addition, please check the Rule 415 box on the cover page of your registration statement.

The Offering, page 4

2. We note your added disclosure on page 7 in response to prior comment two in our letter dated August 28, 2007. Revise to include the potential dollar amount of accrued dividends through March 28, 2011 and the placement agent fee and legal fees paid in connection with the private placement.

Selling Stockholders, page 34

3. We note your response to prior comment nine in our letter dated August 28, 2007, and are reissuing the comment. Please revise your registration statement to include the columnar disclosure provided on the bottom of page 13 of your response letter dated October 1, 2007, with appropriate explanatory text highlighting the July, 2006 financing.

4. We note your responses to prior comments ten and eleven in our letter dated August 28, 2007, and the revised footnote disclosure included at pages 37 and 38 of the amended registration statement. However the footnote disclosure does not clearly disclose the information requested by both comments. Please revise to provide the requested disclosure in a separate tabular format.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Marita Makinen, Esq. (by facsimile)